For Immediate Release

Contact:  Aaron Uhde                       Michael Perman
Phone:    +1 404 479 2956                  +44 (0) 207 065 3942


       AMVESCAP Announces September 30, 2006 Assets Under Management

London, October 9, 2006, AMVESCAP today reported preliminary month-end assets under management of $440.6 billion. (NYSE: AVZ).


Ending Assets Under Management
(In billions)     September 30, 2006(a)   August 31, 2006     July 31, 2006
Long-Term (b)            $374.8               $364.3              $356.2
Money Market (c)          $65.8                $64.6               $66.0
Total                    $440.6               $428.9              $422.2

(a) Preliminary, subject to adjustment.
(b) September 30, 2006 long-term assets include $6.3 billion related to the acquisition of PowerShares.
(c) Money Market assets include both retail and institutional money market assets.

                                      # # #
AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol 'AVZ.' Additional information is available at www.amvescap.com.